                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                         Lions Gate Entertainment Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Shares without par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   535919203
           --------------------------------------------------------
                                 (CUSIP Number)

                                  Mark Amin
                           Trimark Holdings, Inc.
                        4553 Glencoe Ave., Suite 200
                           Marina del Rey, CA 90292
                               (310) 314-2000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              - with copies to -
                            William M. Ross, Esq.
                               Bryan Cave LLP
                           120 Broadway, Suite 300
                         Santa Monica, California  90401
                                (310) 576-2102

                                June 6, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  9  Pages
                                        ---


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CUSIP No. 535919203                  13D                 Page   2  of  9  Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Trimark Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00(1)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                      -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            3,057,401 (1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                      -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                      -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,057,401 (1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     9.7% (1)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


(1) No shares of Lions Gate Entertainment Corp. have been purchased, directly or indirectly, by the reporting entity. Rather, the reporting entity may be deemed to have beneficial ownership of the shares reported herein pursuant to the Lions Gate Voting Agreement (as described in the Introduction and in Items 3 and 4 of this Schedule 13D), entered into in connection with a proposed merger with Lions Gate Entertainment Corp. Any such beneficial ownership is expressly disclaimed by the reporting entity.


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CUSIP No. 535919203                  13D                 Page   3  of  9  Pages
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Introduction.

     No shares of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (the "Issuer"), have been acquired directly or indirectly by Trimark Holdings, Inc. ("Trimark"). Trimark is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Lions Gate Voting Agreement (as described below).

     On June 6, 2000, Trimark, the Issuer and a wholly-owned subsidiary of the Issuer ("LGE Merger Sub"), executed an agreement and plan of merger, a copy of which is included herein as Exhibit 99.1 (the "Merger Agreement") pursuant to which Trimark agreed to merge (the "Merger") with and into LGE Merger Sub. In the Merger, each share of the common stock, par value $.001 per share, of Trimark will be exchanged for (i) US$4.50 in cash and (ii) two
(2) shares, without par value, of the Issuer's common shares (the "Common Shares"); provided, however, that if the average of the last reported sale price of the Common Shares on the American Stock Exchange during the 30 consecutive trading days calculated as of the fifth calendar day preceding Trimark's stockholder meeting (and not any adjournment thereof) to vote on the Merger (the "Current Market Price") is less than US$2.75 per share, then the number of Common Shares to be issued for each share of Trimark common stock shall be the result obtained by dividing US$5.50 by the Current Market Price. The specific terms of the exchange are included in the Merger Agreement, Article II, Section 2.7. Capitalized terms used in this Schedule 13D without definition have the meanings given to them in the Merger Agreement.

     The completion of the Merger is subject to a number of conditions, including the approval of the Merger Agreement and the Merger by the holders of Common Shares of the Issuer and the holders of the common stock of Trimark. In connection therewith, Frank Giustra (the "Stockholder"), who according to the Lions Gate Voting Agreement (as defined herein) is deemed to beneficially own or otherwise have voting power over 3,057,401 Common Shares of the Issuer (collectively, the "Shares"), representing approximately 9.7% (based on 31,421,374 Common Shares outstanding as represented by the Issuer in the Merger Agreement) of the Issuer's outstanding Common Shares, has entered into the Lions Gate Stockholders Voting Agreement with Trimark, dated June 6, 2000, in the form included herein as Exhibit 99.2 (the "Lions Gate Voting Agreement"). Under the Lions Gate Voting Agreement, the Stockholder has agreed that at any meeting of the holders of Common Shares, however called, or in connection with any written consent of the holders of the Common Shares, the Stockholder shall vote or cause to be voted the Shares held of record or beneficially owned by the Stockholder, whether heretofore owned or acquired thereafter, (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof and (ii) except as permitted by the Merger Agreement or as otherwise agreed to in writing in advance by Trimark, against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement (after giving effect to any materiality or similar qualification contained therein). The Stockholder has agreed not to enter into any written agreement with any third party the effect of which would be inconsistent or violative of the provisions set forth in the foregoing sentence.

     The Stockholder further agreed that, although the Stockholder would be free to transfer his Shares, if the Stockholder transfers any Shares (A) to the Stockholder's spouse, (B) to lineal descendants of the Stockholder, (C) to a trust which is substantially for the benefit of the Stockholder, the Stockholder's spouse or any lineal descendants of the Stockholder or (D) upon the death of the Stockholder, then, as a precondition to any such transfer, the transferee(s) thereof would agree in a writing delivered to Trimark to be bound by the terms and conditions of the Lions Gate Voting Agreement.

     The representations, warranties, covenants and agreements in the Lions Gate Voting Agreement will terminate upon the earlier to occur of (i) the Effective Time, (ii) the termination or expiration of the Merger Agreement, or (iii) the exercise by the Board of Directors of Trimark and Trimark of their respective rights specified in Sections 6.5(c) and 11.1(c) of the Merger Agreement.

     In connection with the Merger Agreement, the Issuer; Mark Amin, Chairman of the Board, Chief Executive Officer and the largest stockholder of Trimark; and Reza Amin, brother of Mark Amin, entered into the Trimark Stockholders Voting Agreement, dated June 6, 2000, in the form included herein as Exhibit
99.3 (the "Trimark Voting Agreement"). Under the Trimark Voting Agreement, each of Mark Amin and Reza Amin has agreed that at any meeting of the holders of common stock of Trimark, however called, or in connection with any written consent of the holders of the common stock of Trimark, each shall vote or cause to be voted the outstanding shares of common stock of Trimark held of record or beneficially owned by such stockholder, whether heretofore owned or acquired thereafter, (i) in favor of approval of the Merger Agreement and any

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CUSIP No. 535919203                  13D                 Page   4  of  9  Pages
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actions required in furtherance thereof and of the Trimark Voting Agreement
(ii) except as permitted by the Merger Agreement or as otherwise agreed to in writing in advance by the Issuer against any Acquisition Proposal (other than the Merger). Each of Mark Amin and Reza Amin has agreed not to enter into any written agreement with any third party the effect of which would, as determined in the sole discretion of Mark Amin and Reza Amin, as applicable, be inconsistent or violative of the provisions set forth in the foregoing sentence.

     The representations, warranties, covenants and agreements in the Trimark Voting Agreement will terminate upon the earlier to occur of (i) the Effective Time, (ii) the termination or expiration of the Merger Agreement, or (iii) the exercise by the Board of Directors of Trimark and Trimark of their respective rights specified in Sections 6.5(c) and 11.1(c) of the Merger Agreement.

     In connection with the Merger Agreement, the Issuer, Mark Amin and Reza Amin have entered into a Registration Rights Agreement dated as of June 6, 2000 (the "Registration Rights Agreement"), in the form included herein as
Exhibit 99.4, granting to Mark Amin and Reza Amin certain demand and/or incidental registration rights with respect to Common Shares held by them, which shall become effective on the closing date of the Merger.

     In connection with the Merger Agreement, the Issuer and Mark Amin have entered into an Employment Agreement dated as of June 6, 2000 (the "Employment Agreement"), in the form included herein as Exhibit 99.5, with respect to the employment of Mark Amin by the Issuer upon the closing of the Merger. Under the Employment Agreement, Mark Amin will render services to the Issuer in exchange for the consideration set forth therein and as described in Item 6.

     The discussion in this Schedule 13D of the Merger Agreement, the Lions Gate Voting Agreement, the Trimark Voting Agreement, the Registration Rights Agreement and the Employment Agreement and the principal terms thereof is subject to, and is qualified in its entirety by reference to, such agreements which are incorporated herein by this reference and which are filed as exhibits hereto.

Item 1. Security and Issuer.

     The class of securities to which this Schedule 13D relates is the common shares, no par value (defined above as the "Common Shares"), of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (defined above as the "Issuer"), whose principal executive offices are located at Suite 3123, Three Bentall Centre, 595 Burrand Street, Vancouver, British Columbia V7X 1J1 Canada.

Item 2. Identity and Background.

     Trimark Holdings, Inc. ("Trimark") is a Delaware corporation whose principal place of business is 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292. Trimark is a broad-based entertainment company which produces, acquires and distributes motion pictures both domestically and internationally under the Trimark Pictures banner; licenses to the broadcast industry under the Trimark Television moniker; and distributes to the domestic home video market under the Trimark Home Video label.

     The response to Items 2(d) and (e) of this Schedule is negative with respect to Trimark.

     The directors and executive officers of Trimark are as follows:

          Mark Amin is the Chairman of the Board of Directors and Chief Executive Officer of Trimark, and a citizen of the United States.
     Mr. Amin's principal business address is c/o Trimark Holdings, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292 and his principal occupation is serving as the Chairman and Chief Executive Officer of Trimark.

          Gordon Stulberg is a Director of Trimark and a citizen of the United States. Mr. Stulberg's principal address is 425 Comstock, Los Angeles, California 90024. He is a retired former Chairman of the Board of Philips Interactive Media International.

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CUSIP No. 535919203                  13D                 Page   5  of  9  Pages
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          Matthew H. Saver is a Director of Trimark and a citizen of the United
     States. Mr. Saver's principal business address is c/o Myman, Abell, Fineman, Greenspan & Rowan, 11777 San Vicente Boulevard, Suite 880, Los Angeles, California 90049 and his principal occupation is as an attorney at such law firm.

          Tofigh Shirazi is a Director of Trimark and a citizen of the United States. Mr. Shirazi's principal business address is 3621 West Alabama, Suite 200, Houston, Texas 77027. His principal occupation is serving as president of Intercontinental United Investors Corporation, a real estate development and investment firm.

          Peter J. Dekom is a Director of Trimark and a citizen of the United States. Mr. Dekom's principal business address is 1401 Ocean Avenue, Suite 300, Santa Monica, California 90401. His principal occupation is serving as a management and business consultant and advisor.

          Cami Winikoff is Chief Operating Officer of Trimark Pictures, Inc., a wholly owned subsidiary of Trimark ("Trimark Pictures") and a citizen of the United States. Ms. Winikoff's principal business address is c/o Trimark Holdings, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292 and her principal occupation is serving as an executive of Trimark Pictures.

          Andrew Reimer is Senior Vice President, Worldwide Television of Trimark Pictures and a citizen of the United States. Mr. Reimer's principal business address is c/o Trimark Holdings, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292 and his principal occupation is serving as an executive of Trimark Pictures.

          Peter Block is Executive Vice President of Trimark Pictures and a citizen of the United States. Mr. Block's principal business address is c/o Trimark Holdings, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292 and his principal occupation is serving as an executive of Trimark Pictures.

          Jeff Gonzalez is Chief Financial Officer, Treasurer and Secretary of Trimark and a citizen of the United States. Mr. Gonzalez's principal business address is c/o Trimark Holdings, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292 and his principal occupation is serving as an executive of Trimark.

          Sergei Yershov is Senior Vice President of Trimark Pictures and a citizen of Russia. Mr. Yershov's principal business address is c/o Trimark Pictures, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292 and his principal occupation is serving as an executive of Trimark Pictures.

          The response to Items 2(d) and (e) of this Schedule is negative with respect to each of the above-identified individuals.

Item 3. Source and Amount of Funds or Other Consideration.

     No Common Shares of the Issuer have been purchased directly or indirectly by Trimark. Rather, as an inducement for and a condition to Trimark's entering into the Merger Agreement, Trimark and the Stockholder have entered into the Lions Gate Voting Agreement, pursuant to which the Stockholder has agreed to vote his Common Shares in favor of the Merger and against any action which would be inconsistent with the Merger (as more fully described in the Introduction to this Schedule 13D, which is incorporated by reference herein).

Item 4. Purpose of Transaction.

     Reference is made to the Introduction which is incorporated herein by reference. No Common Shares of the Issuer have been acquired directly or indirectly by Trimark. Trimark and the Stockholder have entered into the Lions Gate Voting Agreement as a condition and an inducement for the execution by Trimark of the Merger Agreement.

     As a result of the Merger, Trimark will merge into a wholly owned subsidiary of the Issuer.

     For a description of options to purchase Common Shares and other securities of the Issuer granted or to be granted to Mark Amin in connection with the Employment Agreement, see Item 6. In the Merger Agreement, the Issuer has agreed that following the Merger, Mark Amin will be appointed to its Board of Directors.

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CUSIP No. 535919203                  13D                 Page   6  of  9  Pages
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     Except as disclosed in the Introduction, Item 4 and Item 6 of this
Schedule 13D, Trimark does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) Trimark could be deemed to have "acquired" beneficial ownership of the Common Shares to which this Schedule 13D relates only in the sense that it and the Stockholder have entered into the Lions Gate Voting Agreement (as described in the Introduction and in Item 3 of this Schedule 13D, which are incorporated by reference herein) in order to facilitate the Merger pursuant to the Merger Agreement. Reference is made to Items 11 and 13 on the cover page to this Schedule 13D, which are incorporated by reference herein, for the aggregate number and percentage (based on information received from the Issuer) of the Common Shares which may be deemed to be beneficially owned by Trimark. Trimark disclaims beneficial ownership over any Common Shares, including the power to vote, to dispose, or to direct the disposition of, any Common Shares of the Issuer. Trimark disclaims membership in any group with respect to the Common Shares, by virtue of the Lions Gate Voting Agreement or otherwise. To the knowledge of Trimark, none of the persons named in Item 2, other than Trimark, could be deemed to beneficially own any Common Shares of the Issuer, although the directors and executive officers of Trimark, by virtue of owning shares of common stock and/or options of Trimark may receive Common Shares in the Merger.


        (b) Reference is made to Items 7 through 10 on the cover page to this
        Schedule 13D on page 2 and Item 2 of this Schedule 13D, which are incorporated herein by this reference, for a description of the beneficial ownership of Trimark.

             Trimark may be deemed to share the power to vote the Shares with the Stockholder, which such power Trimark disclaims. The following paragraph provides the applicable information required by Item 2 with respect to the Stockholder, which information is based solely on information disclosed by the Issuer to Trimark:

             Frank Giustra is a Canadian citizen, with his principal business address c/o the Issuer, Suite 3123, Three Bentall Centre,
             595 Burrand Street, Vancouver, British Columbia, V7X 1J1 Canada. Mr. Giustra's principal occupation is serving as Chairman of the Issuer.

             To the knowledge of Trimark, the Stockholder has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

             To the knowledge of Trimark, the Stockholder has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (c) Neither Trimark nor, to the knowledge of Trimark, any of the persons or entities named in response to Item 5(a) has effected any transactions in the Common Shares during the past sixty (60) days.

        (d) Trimark does not have knowledge as to who has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Paragraph (e) of Item 5 is inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Reference is made to the Introduction to this Schedule 13D, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings, or relationships (legal or otherwise) (including but not limited to the Merger Agreement, Lions Gate Voting Agreement, Trimark Voting Agreement, Registration Rights Agreement and Employment Agreement) among the persons listed in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures,

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CUSIP No. 535919203                  13D                 Page   7  of  9  Pages
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loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Under the Employment Agreement, Mark Amin has been granted, subject to the approval thereof by the Issuer's stockholders, options to purchase (i) 1,000,000 Common Shares at a price of US$2.55 per share and (ii) 400,000 Common Shares at US$4.00 per share, all of which options are subject to certain restrictions on exercisability. Further, upon closing of the Merger, the Issuer shall issue and Mark Amin shall be entitled to purchase all of the issued and outstanding Series B Preferred Shares of the Issuer for an aggregate purchase price of US$100.00. The Series B Preferred Shares provide certain rights, preferences, privileges and restrictions, including, without limitation, the ability of the holder of the Series B Preferred Shares to elect one member of the Issuer's Board of Directors, which member shall be Mark Amin.

Item 7. Material to be filed as Exhibits.

        The following are filed as exhibits:



DOCUMENT                                                                               EXHIBIT NO.
--------                                                                               -----------

Agreement and Plan of Merger dated June 6, 2000 among the Issuer, LGE Merger Sub           99.1
and Trimark (incorporated by reference to Exhibit 2.1 of Trimark's Current
Report on Form 8-K filed with the Commission on June 16, 2000)

Lions Gate Stockholders Voting Agreement dated June 6, 2000 by and between                 99.2
Trimark and Frank Giustra (incorporated by reference to Exhibit 2.2 of Trimark's
Current Report on Form 8-K filed with the Commission on June 16, 2000)

Trimark Stockholders Voting Agreement dated June 6, 2000 by and among the                  99.3
Issuer, Mark Amin and Reza Amin (incorporated by reference to Exhibit 2.3 of
Trimark's Current Report on Form 8-K filed with the Commission on June 16, 2000)

Registration Rights Agreement dated as of June 6, 2000 by and among the Issuer,            99.4
Mark Amin and Reza Amin (incorporated by reference to Exhibit 2.4 of Trimark's
Current Report on Form 8-K filed with the Commission on June 16, 2000)

Employment Agreement dated as of June 6, 2000 between the Issuer and Mark Amin             99.5
(incorporated by reference to Exhibit 2.5 of Trimark's Current Report on Form
8-K filed with the Commission on June 16, 2000)


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CUSIP No. 535919203                  13D                 Page   8  of  9  Pages
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                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2000

                                TRIMARK HOLDINGS, INC.


                                By: /s/ Jeff Gonzalez
                                    -----------------------------------------
                                       Jeff Gonzalez
                                       Chief Financial Officer and Secretary

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CUSIP No. 535919203                  13D                 Page   9  of  9  Pages
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                                 Exhibit Index


DOCUMENT                                                                               EXHIBIT NO.
--------                                                                               -----------

Agreement and Plan of Merger dated June 6, 2000 among the Issuer, LGE Merger Sub         99.1
and Trimark (incorporated by reference to Exhibit 2.1 of Trimark's Current
Report on Form 8-K filed with the Commission on June 16, 2000)


Lions Gate Stockholders Voting Agreement dated June 6, 2000 by and between               99.2
Trimark and Frank Giustra (incorporated by reference to Exhibit 2.2 of Trimark's
Current Report on Form 8-K filed with the Commission on June 16, 2000)


Trimark Stockholders Voting Agreement dated June 6, 2000 by and among the                99.3
Issuer, Mark Amin and Reza Amin (incorporated by reference to Exhibit 2.3 of
Trimark's Current Report on Form 8-K filed with the Commission on June 16, 2000)


Registration Rights Agreement dated as of June 6, 2000 by and among the Issuer,          99.4
Mark Amin and Reza Amin (incorporated by reference to Exhibit 2.4 of Trimark's
Current Report on Form 8-K filed with the Commission on June 16, 2000)


Employment Agreement dated as of June 6, 2000 between the Issuer and Mark Amin           99.5
(incorporated by reference to Exhibit 2.5 of Trimark's Current Report on Form
8-K filed with the Commission on June 16, 2000)
